

Mail Stop 7010

November 9, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re: Och-Ziff Capital Management Group LLC**
> **Amendment No. 8 to**
> **Registration Statement on Form S-1**
> **Filed November 8, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

1. We note your response to prior comment 1. Please disclose in the filing the information that you provided supplementally in response to our comment regarding ownership of DIC Sahir Limited and Dubai International Capital.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the filing.

        As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

        You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
        Ms. Jennifer A. Bensch
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036